EXHIBIT 19

Policy Statement on Inside Information

and Securities Trading

(Amended and Restated as of August 9, 2023)

BROADWIND, INC.

POLICY STATEMENT

ON INSIDE INFORMATION AND SECURITIES TRADING

Amended and Restated as of August 9, 2023

SUMMARY

Directors, officers, employees and representatives of Broadwind, Inc. and its subsidiaries (collectively, the “Company”) have access to, or may have access to, material, non-public information (so-called “inside information”) about the Company and the Company’s dealings with third parties at one time or another.

Both federal securities laws and Company policy prohibit transactions in securities of the Company at a time when you may be in possession of material information about the Company that has not been publicly disclosed. In addition, you are also prohibited from buying or selling the securities of a customer or supplier when you have received, through your employment or other relationship with the Company, material non-public information about that customer or supplier. In the event that you possess material non-public information, you should not trade in securities of the company about which you possess such information, including through derivative securities, until two (2) full trading days after the information has been publicly announced by press release or similar means.

These prohibitions also apply to members of your household as well as all others whose transactions may be attributable to you, including entities over which such you exercise control. This means that you should be careful not to disclose inside information to anyone outside the Company, or anyone inside the Company without a need to know it.

Anyone who violates these prohibitions may face serious criminal and civil penalties and/or disciplinary action including termination of employment.

Any questions from brokers, securities analysts or the media regarding the Company should be directed to the Company’s Director of Investor Relations and Corporate Communications, Corporate Secretary or Chief Financial Officer.

For further information and guidance, please refer to the entire Policy Statement set forth below, or contact the Company’s Corporate Secretary or Chief Financial Officer (each such officer or his/her designee is referred to herein as a “Securities Trading Administrator”).

The Need for a Policy Statement

The Company’s stock is publicly traded; therefore, the Company is required to take measures to prevent violations of insider trading laws by Company directors, officers, employees and representatives. Although insider trading has long been illegal, over the years Congress has expanded the enforcement authority of the Securities and Exchange Commission (“SEC”) and the Justice Department, increased substantially the civil and criminal penalties for insider trading, and created new potential liability for companies and other “controlling persons” such as directors for violations by company personnel.

We are adopting this Policy Statement to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company (because anyone with non-‐public information is considered an “insider”). We have all worked hard to establish our reputation for integrity and ethical conduct – we cannot afford to have it damaged.

The Consequences

The consequences of insider trading violations can be severe:

For individuals who trade on inside information:

●	A civil penalty of up to three (3) times the amount of profits gained or losses avoided;

●	A criminal fine (no matter how small the profit) of up to five million dollars ($5,000,000); and

●	A prison term of up to twenty (20) years.

In addition, an individual who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

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Substantial civil penalties including in excess of two million dollars ($2,000,000) or three (3) times the amount of profits gained or losses avoided as a result of the individual’s unlawful purchase, sale or communication; and

●	A criminal penalty of up to twenty-five million dollars ($25,000,000).

The civil penalties may extend personal liability to a company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading. Any person who violates this Policy Statement may face disciplinary action including termination for cause. Needless to say, any of the above consequences, or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

Our Policy

If a Company director, officer, employee or representative has material non-public information relating to the Company (so-called “inside information” of a nature which could affect the Company’s stock price or affect an investor’s decision to buy or sell the Company’s stock), it is our policy that neither that person nor any related person or other person residing in the home of that individual may buy or sell Company securities or engage in any other action to take advantage of, or to pass on to others (i.e., “tip”), that information. Please note that you need not be an employee, officer or a director to be an “insider.” This Policy Statement also applies to information relating to any other company, including our customers or suppliers, obtained in the course of the individual’s employment or other relationship with the Company.

You may be required from time to time to forego a proposed transaction in the Company’s securities even if you planned to make the transaction before learning of the inside information and even though you believe that you may suffer an economic loss or forego an anticipated profit by waiting. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct, and to avoid an inquiry regarding civil and criminal liability for trading on inside information.

Material Information. Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, may involve a relatively low threshold. Material information is any information (either positive or negative) that a reasonable investor would consider important in a decision to buy, hold or sell securities. In short, information is “material” if its public dissemination is likely to affect the market price of securities.

Examples: Common examples of information that will frequently be regarded as material include, but are not limited to, the following:

●	the Company’s financial results;

●	projections of future earnings or losses estimates or unusual gains or losses in major operations;

●	changes in sales, earnings or dividends;

●	significant write-downs in assets or increases in reserves;

●	major changes in accounting methods or policies;

●	an important financing transaction, including extraordinary borrowings;

●	changes in debt ratings;

●	major new product introductions;

●	a significant product defect or modification;

●	the addition or loss of a significant customer or supplier;

●	award or loss of a significant contract;

●	a significant change in the level of business with an existing customer or supplier;

●	changes in dividend policies, the declaration of a securities split, or the offering of additional securities;

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proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, joint ventures, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;

●	major changes in the Company’s management or the board of directors;

●	sales or purchases by the Company of its own securities, including adoption, amendment or termination of a repurchase program for the Company’s securities;

●	significant financial exposure due to actual or threatened litigation or government agency investigations;

●	impending bankruptcy or financial liquidity problems; and

●	cybersecurity risks and incidents, including vulnerabilities and breaches.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or winning or losing a new customer, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether non-public information is material, you should presume it is material. If you are unsure whether information is material, you should either consult a Securities Trading Administrator before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates or assume that the information is material.

Nonpublic Information. Insider trading prohibitions come into play only when you possess information that is material and “nonpublic.” It is improper for certain persons to enter a trade immediately after the Company has made a public announcement of material inside information, including earnings releases. Because Company stockholders and the investing public should be afforded the time to receive the information and act upon it, directors, officers and other key employees or representatives of the Company who are designated from time to time by any Securities Trading Administrator as persons who may have material non-public information should not engage in any transactions until two trading days and at least forty-eight (48) hours after inside information has been announced to the public (e.g., announcement at 10:00 a.m. on Monday, trade at 10:00 a.m. on Wednesday; announcement at 6:00 p.m. on Monday, trade at 6:00 p.m. on Wednesday; announcement at 6:00 p.m. on Friday, trade at 6:00 p.m. on Tuesday; in each case, assuming that (i) at the time of the transaction you do not have other material information that has not been made public, and (ii) the intervening day is not a market holiday).

For directors, officers and certain employees and representatives, this two (2) day trading restriction applies even during the Trading Windows discussed below. As a rule, you should be able to point to some fact to show that the information is generally available; for example, issuance of a press release or securities filing by the Company or announcement of the information in The Wall Street Journal or other widely circulated news publication.

Examples: Nonpublic information may include:

●	information available to a select group of analysts or brokers or institutional investors;

●	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

●

information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with a Securities Trading Administrator or assume that the information is nonpublic and treat it as confidential.

20/20 Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any securities transaction, you should carefully consider how regulators and others might view your transaction in hindsight.

Transactions by Family Members and Related Entities. The very same restrictions apply to (i) your family members and others living in your household and (ii) entities over which such you exercise control. Company directors, officers, employees and representatives are expected to be responsible for the compliance of such persons and related entities.

Disclosing Information to Others. Company directors, officers, employees and representatives must not discuss with anyone outside the Company, or with anyone inside the Company without a need to know it, material non-public information regarding the Company or its customers, suppliers or other business partners. Company directors, officers, employees and representatives may be criminally and civilly liable for transactions by any person to whom they have disclosed inside information. Such liability may be imposed whether or not you personally derive any benefit from another’s use of the information. In order to prevent unintentional disclosure, all inquiries and requests for information regarding the Company or the Company’s customers (e.g., from the media, securities brokers or securities analysts) should be referred to the Company’s Director of Investor Relations and Corporate Communications or a Securities Trading Administrator.

Participating in Internet Discussion Groups. It is improper for persons subject to this Policy Statement to participate in Internet discussion groups, social media platform discussions, message boards or chat rooms with respect to the Company, including the Company’s business, technology, financial projections and stock performance.

Dealing with Rumors. In general, the Company will not comment on rumors about its business affairs, its products and services, or its stock price. Occasionally, a rumor about the Company may begin to affect the market price of the Company’s securities. In such cases, the Company, in consultation with legal counsel, will promptly assess the nature and significance of the rumor, and may publicly dispel or confirm the rumor. Directors, officers, employees or representatives of the Company who hear a rumor that seems likely to affect the market price of the Company’s securities should promptly inform a Securities Trading Administrator. In addition, various securities laws prohibit the circulation of rumors where the underlying intent is to manipulate the price of publicly traded securities. You should always refrain from conveying rumors about the Company to anyone.

Certain Exceptions to Trading Restrictions

The trading restrictions of this Policy Statement do not apply to the following:

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The exercise of stock options, except that the sale of any shares issued on the exercise of Company-granted stock options and any cashless exercise of Company-granted stock options are subject to trading restrictions under this Policy Statement. Furthermore, stock option exercises are subject to the terms of the Company’s governing stock option and incentive plans and any agreements entered into between the Company and the holders of such options.

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The purchase of Company stock under any employee stock purchase plan (“ESPP”) that the Company may adopt, resulting from the periodic contribution of money to the plan pursuant to a payroll deduction election. However, electing to enroll in the ESPP, making any changes in your elections under the ESPP and selling any Company stock acquired under the ESPP are subject to trading restrictions under this Policy Statement.

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A 401(K) match transaction that occurs in the form of Company stock instead of cash. However, any (i) subsequent disposition of Company stock within any Company-sponsored benefit plan (e.g., the Company’s 401(K) Plan) or (ii) changes in your investment election regarding the Company’s stock are subject to trading restrictions under this Policy Statement.

Trading Windows and Pre-Transaction Notification Procedures for Designated Persons

Because the Company’s directors, officers and certain other key employees or representatives have regular access to material non-public information, this Policy Statement requires that such persons comply with the Trading Window and pre-transaction notification procedures set forth below. The classes of persons set forth on Appendix A hereto, as amended from time to time by any Securities Trading Administrator, are “Designated Persons” for the purpose of this Policy Statement. The Trading Window and pre-transaction notification procedures are not applicable to employees other than Designated Persons.

Permitted Trading. Designated Persons may engage in stock transactions only during certain window periods (stock options may be exercised at any time so long as trading in the shares acquired pursuant to such exercise does not occur outside the window period; that is, an exercise and hold is permitted). The window during which trades generally will be permitted, provided such trades are entered into after providing pre-transaction notification (see below) and provided that the person engaging in the transaction is not in possession of material non-public information, will begin two (2) trading days, and at least forty-eight (48) hours, following the public release of earnings information for the most recently ended quarter and end fifteen (15) calendar days prior to the end of the succeeding quarter (such windows are referred to herein as “Trading Windows” or a “Trading Window”). Outside of these periods, Designated Persons generally possess or are presumed to possess material nonpublic information about the Company’s financial results. In connection with all trades, regardless of the date, it is important to remember that it is always illegal to trade on inside information.

From time to time, other types of material nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions, joint ventures, investigation and assessment of cybersecurity incidents or material customer developments) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company may impose special “blackout periods” (that would normally be a Trading Window) during which Designated Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Designated Persons affected.

Pre-Transaction Notification. To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where a person engages in a trade while unaware of a pending major development), Designated Persons, together with their family members and other members of their household, who contemplate engaging in any transaction in Company securities (e.g., stock option exercises, acquisitions, dispositions, transfers, gifts, etc.) or in securities of a customer, supplier or other business partner of the Company, must notify the Company’s Chief Executive Officer or another Securities Trading Administrator at least two (2) trading days in advance of the proposed transaction. Upon confirmation from a Securities Trading Administrator of the existence of a Trading Window, such pre-transaction notification is valid for only two (2) trading days. If clearance of the transaction is denied, the fact of such denial must be kept confidential by you. Even if a Securities Trading Administrator confirms the existence of a Trading Window, a person may not engage in the transaction if he or she becomes aware of material non-public information concerning the Company prior to completing the transaction. If a Securities Trading Administrator contemplates engaging in any such transaction, he or she shall provide pre-transaction notification to another Securities Trading Administrator or the Company’s Chief Executive Officer.

The pre-transaction notification procedures set forth above will not apply in a limited number of circumstances, as follows:

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The transfer of shares to an entity that does involve a change in the beneficial ownership of the shares, for example, to an inter vivos trust of which a person subject to this Policy Statement is the sole beneficiary during such person’s lifetime.

●

Transactions executed pursuant to a contract, instruction or plan that satisfies Rule 10b5-1 of the Exchange Act, so long as the underlying contract, instruction or plan itself complies with the requirements and pre-transaction notification procedures set forth below.

Additional Discouraged and Prohibited Transactions

In order to avoid even the appearance of the use of material non-public information and to discourage short-term or speculative transactions involving Company securities, persons subject to this Policy Statement should comply with the provisions below as indicated with respect to any transaction in Company securities.

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Trading that results in Short-Swing Profits. Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), establishes the “Short Swing Profit Rule”. This rule was implemented to prevent insiders, who have greater access to material company information, from taking advantage of information for the purpose of making short-term profits. The Short Swing Profit Rule applies to directors and all Section 16 officers, and requires that violators return any profits to the Company made from the purchase and sale of the Company stock if both transactions occurred within a six (6) month period.

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Other Trading in Company securities on a short-term basis. We strongly encourage any person subject to this Policy Statement to hold any Company securities purchased in the open market for a minimum of six (6) months and ideally longer. (Note that the SEC’s Short-Swing Profit Rule already discourages directors and executive officers from selling any Company securities within six (6) months of a purchase if a profit would ensue.) Stock received pursuant to an equity award granted under a plan or agreement that is registered with the SEC on a Form S-8 need not be held for six (6) months. Such stock may be sold at any time (subject to the SEC’s short-swing profit rule), assuming you do not have any material non-public information (and subject, as applicable, to volume or other restrictions under Rule 144 and the Trading Window and pre-transaction notification procedures set forth in this Policy Statement).

●

Purchases on margin or short sales. Even if Company securities are marginable, persons subject to this Policy Statement may not “margin” Company securities, whether for the purchase of Company securities or any other securities. Such persons also shall not “sell short” Company securities (a “short sale” is a sale of shares which the seller does not own but expects to purchase in the future at a lower price).

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Hedging Transactions. Hedging transactions may insulate you from upside or downside price movement in Company securities which can result in the perception that you no longer have the same interests as the Company’s other stockholders. Accordingly, persons subject to this Policy Statement and their family members who share their household may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities, including the purchase or sale of “puts” or “calls” or the use of any other derivative instruments.

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Pledging Transactions. Securities pledged as collateral for a loan may be sold without your consent by the lender in foreclosure if you default on the loan. A foreclosure sale that occurs when you are aware of material non-public information may, under some circumstances, result in unlawful insider trading. Because of this danger, Designated Persons subject to this Policy Statement may not pledge Company securities as collateral for a loan or hold Company securities in a margin account.

Rule 10b5-1 Trading Arrangements

Rule 10b5-1 under the Exchange Act establishes a safe harbor for liability under Rule 10b-5 for trades by insiders that are made pursuant pre-existing written plan, contract, instruction, or arrangement that meets certain requirements (a “Trading Plan”) that:

(a)         has been entered into in good faith during a Trading Window at a time when the Designated Person was not aware of any material non-public information about the Company;

(b)         has been reviewed and approved (as described below) by a Securities Trading Administrator (or, if revised or amended, such revisions or amendments have been reviewed and approved by a Securities Trading Administrator);

(c)         includes a cooling-off period before trades can commence thereunder equal to at least (i) for officers and directors, the later of (x) ninety (90) days after the adoption or certain modifications of such Trading Plan and (y) two (2) business days following disclosure of the Company’s financial results for the fiscal quarter in which the Trading Plan was adopted or modified, and (ii) for all other Covered Persons, thirty (30) days after the adoption or modification of such Trading Plan (as applicable, a “Cooling-off Period”);

(d)         for officers and directors, includes a representation certifying that, at the time of adoption or modification of such Trading Plan, such officer or director (i) is not aware of any material nonpublic information about the Company or its securities, and (ii) is adopting such Trading Plan in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act;

(e)         either (i) explicitly specifies the Company security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; or (ii) delegates discretion of these matters to an independent third party, so long as such third party does not possess any material nonpublic information about the Company; and

(f)         is the only outstanding Trading Plan entered into by the Designated Person (subject to the exceptions set forth below).

It is the Company’s policy that Designated Persons may make trades pursuant to a Trading Plan provided that (i) such Trading Plan meets the requirements of Rule 10b5-1, (ii) such plan was adopted at a time when the Designated Person would otherwise have been able to trade under this Policy Statement, and (iii) adoption of the plan was expressly authorized by a Securities Trading Administrator. Additionally, the Company’s Designated Persons must affect in a timely manner all public filings associated with any such transaction (e.g., Rule 144 and Form 4 filings).

Any modification to a Trading Plan that changes the amount, price, or timing of trades, including a change to the formula that affects these inputs, will trigger a new Cooling-off Period. During any consecutive 12-month period, an employee may not establish more than one Trading Plan that is designed to effect the trading of Company securities as a single transaction (i.e., a Trading Plan that has the practical effect of requiring such a result). An employee can establish a second Trading Plan only if (i) trading under the successor Trading Plan is not scheduled to begin until completion or expiration of the predecessor Trading Plan (if the predecessor Trading Plan is terminated early, trading under the successor Trading Plan cannot commence until the applicable Cooling-off Period has run from the date of termination of the predecessor Trading Plan), or (ii) one of the Trading Plans authorizes sell-to-cover transactions to satisfy tax withholding obligations incident to the vesting of certain equity awards, such as grants of restricted stock and restricted stock units, and (A) the sell-to-cover arrangement authorizes the sale of only enough securities necessary to satisfy the employee’s tax withholding obligations arising exclusively from the vesting of a compensatory award, (B) the employee does not otherwise exercise control over the timing of such sales, and (C) the sell-to-cover arrangement does not include sales incident to the exercise of stock options.

Post-Termination Transactions

This Policy Statement continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company, as follows: if you are aware of material non-public information when your employment or service relationship terminates, you may not trade in Company securities (or the securities of a third party when you have received, through your employment or other relationship with the Company, material non-public information about such third party) until that information has become public or is no longer material.

Certification

Company directors, officers, employees and representatives may be required on a periodic basis to certify their understanding of and intent to comply with this Policy Statement.

Company Assistance

Any person who has any general questions about this Policy Statement or questions about specific transactions should contact a Securities Trading Administrator. Remember, however, the ultimate responsibility for adhering to this Policy Statement and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.

APPENDIX A

TO BROADWIND, INC. POLICY STATEMENT ON INSIDE INFORMATION AND SECURITIES TRADING BY BROADWIND

DESIGNATED PERSONS

The following classes of persons, together with their immediate family members (e.g., spouses, parents, children, and siblings, whether by blood, marriage, or adoption), other members of their household and persons or entities over which such persons’ exercise control, are “Designated Persons” for purposes of the Company’s Policy Statement on Inside Information and Securities Trading. The Company may amend this Appendix from time to time as it deems necessary.

1.

All (i) members of the Boards of Directors of Broadwind, Inc. and its subsidiaries and (ii) nominees to the Board of Directors of Broadwind, Inc. whose election is pending approval by the Company’s stockholders.

2.	All persons designated as “officers” of Broadwind, Inc. as defined in Section 16 of the Exchange Act who are subject to the reporting provisions and trading restrictions thereof.

3.	All persons designated as members of the Company’s Extended Executive Team.

4.	Company corporate office professional finance and legal staff and members of the Company’s Financial Leadership Team as designated by the Chief Financial Officer.

5.	Others as notified from time to time by a Securities Trading Administrator.

As amended and restated, effective as of August 9, 2023.

BROADWIND, INC.

RE:         Certification regarding the Broadwind, Inc. Policy Statement on Inside Information and Securities Trading (the “Policy Statement”)

Dear Broadwind Personnel:

Attached, please find a copy of the Policy Statement, which covers certain confidential information and securities trading by Company directors, officers, employees and representatives, together with their immediate family members (e.g., spouses, parents, children, and siblings, whether by blood, marriage, or adoption), other members of their household and persons or entities over which such persons’ exercise control. As you will see from the Policy Statement, the consequences of an insider trading violation can be serious for both the individual involved and the Company.

Please carefully review the Policy Statement and then sign and return a copy of this letter to the undersigned.

Sincerely,

/s/ Eric B. Blashford

Eric B. Blashford

Chief Executive Officer

Certification

The undersigned hereby certifies that he/she has read and understands (or has been explained) the Policy Statement, and agrees to comply with, the Policy Statement, a copy of which was received by the undersigned.

Date:_____________________         ___________________________________

                                                        Signature

____________________________________

Name (please print)